August 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
ATTN:  Ms. Caroline Kim

Dear Ms. Kim:

Please find attached the changed pages to Mexican Petroleum’s Pre-Effective Amendment No. 1 to be filed on Form F-4/A later today.  Should you have any questions or concerns regarding any of our changes, please do not hesitate to contact me directly at (212)-225-2676.

Sincerely, /s/ Alex Speyer Alex Speyer

Attachment:  Pemex Pre-Effective Amendment No. 1 Changed Pages

cc:	Wanda J. Olson Grant M. Binder Sofia D. Martos